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                                                                EXHIBIT - (a)(5)

         TRANSCRIPT OF EXCERPTS OF WEBCAST MESSAGE FROM ROBERT BURGESS
                            TO MACROMEDIA EMPLOYEES

 . . .
The stock option program, as you know, is designed to align the interests of the employees with the interests of the shareholders and we're making a change in the option program that I believe is in line with shareholder interests and is in line with maximizing shareholder value.

The program that we are going to offer to all employees except for the former Allaire employees because as you recall we launched a program for them so they will not be included in this program. And it's a different program - it is an option exchange program.

What this program will do or what it is comprised of is all employees will be able to exchange any of their options - they basically turn them back in to the company - and they will be granted the same number of options after six months time. Will have none of these options for six months time and a then six months and a day to forty five days - there's actually a window - you will receive the same number of options back at the then current market price. Your vesting schedule is unchanged it's as if this program didn't happen. So it's a one to one program - there are no black outs or anything else, vesting is unchanged. Somewhere between six months and a day and six months and 45 days you will receive a new grant.

This program is fundamentally designed to make sure that the people who contribute to the increase in shareholder value here at the company get the chance to participate strongly in that success. . . . Right now we have the situation where most employees options are significantly underwater and this is a program to address it.

You might as why don't we just reprice everybody's options now - there's a reason for that. There would be potentially very large accounting charges -
potentially infinite charges to our earnings. . . . This program does not affect earnings. . . .

There are some details to this program and they will be forwarded to you today. I want to emphasize a couple of things. First of all the company is not recommending to anybody that they take advantage of this program. Everybody's individual situation is different - your financial situations are different, your objectives are different, your risk profiles are different. It is a complex program and there are important risks for you to consider. So I want to encourage everybody to get advice from whomever you get advice from - you can talk to your family or your friends or your financial advisors - but make sure it's a well-considered decision - it is a decision.

The way it will work is that you actually have on any number - let's say you've had three grants - you get to make a separate decision for each grant - not within a grant. You can't sort of turn in some from one grant but not turn in others. But on each grant - so you might have had a grant at $10, and a grant at $20 and a grant at $100. You could turn in the $100 and then have a tougher decision on the $10 and $20 - I just use that as an example. So please make sure it's a very carefully considered decision.

So look for the details. I am happy to have received the support of the Board of Directors on this and also I think that it's a matter that the shareholders will understand. . . .